Hi FNAME,

Medical Funding Professionals (MFP) is pleased to announce that FacibleBiodagnostics has engaged MFP to implement the Capital Planning Valuation Strategy™ Co-Chaired by Scott Pantel of LSI and Stephen Brock of MFP in preparation of the company’s Regulation A+ offering.

Facible is leading the biodiagnostic testing revolution with its innovative Quantum-Logic Aptamer Analyte Detection (Q-LAAD) technology platform. Legacy diagnostic testing platforms often require a tradeoff between speed, accuracy, and ease of use.  The Q-LAAD platform allows for the development of hospital-grade diagnostic tests that can be run at the point-of-care, delivering highly accurate diagnostic test results quickly. Q-LAAD tests provide decision makers with the data to make treatment decisions more quickly and accurately than anything available on the market today.

“This is the first revolutionary development in diagnostic testing in over 30 years,” says Facible CEO Steven Burden. “The Covid-19 pandemic shined a spotlight on the need for better, faster, rapidly producible, and more widely available diagnostic testing. We are committed to providing a completely new dimension of testing for people everywhere, regardless of socioeconomic status or geography.”

Facible is currently working with the FDA on Emergency Use Authorization for its proof-of-concept Q-LAAD SARS-CoV-2 test and has its sights set on bigger goals. With the funds raised through this Regulatory A+ offering, Facible plans to develop a diagnostic testing ecosystem with the first test being a respiratory panel capable of detecting 6+ respiratory pathogens and biomarkers from a single sample.  Facible’s Q-LAAD platform can also be adapted to meet the diagnostic testing needs of a variety of industries and use cases including Medical, Pharmaceutical, Agriculture, and Veterinary applications.

“Our Q-LAAD respiratory panel is just the beginning,” states Facible Co-Founder and Chief Science Officer, Clémentine Gibard-Bohachek. “Our emerging science opens the door to nearly limitless possibilities when you think about all the industries that would benefit from having faster, more accessible, and more accurate diagnostic testing solutions.”

Facible has engaged MFP in anticipation of their Regulation A+ offering as the company believes it is the clearest pathway to realize the vision of their Point-of-Care Respiratory Panel. “We see Medical Funding Professionals as the ideal strategic partner to see us through clinical trials and execute our go-to-market strategy,” says Burden. “We look forward to working with them to help us reach our targets.”

“We’ve been tracking Facible for some time,” says Medical Funding Professionals CEO Stephen Brock. “Modern day outbreaks and pandemics have exposed the lack of widely available, high-quality diagnostic testing, and Facible has the answer. It’s our mission to help bring this amazing technology to the world.”

“This is what I love about the medtech sector,” says Scott Pantel, CEO of medtech market research firm Life Science Intelligence, an MFP strategic partner. “Every year you hear about a breakthrough product or technology with life-changing potential, and this is what we have with Facible. We are committed to making sure they get the capital they need to grow and execute on their long-term vision.”

Facible will be among 100 vetted presenting companies attending the LSI Europe ’22 Emerging Medtech Summit in London taking place on September 21-24, 2022. In addition to company presentations, the event will feature panel sessions with investors, one-on-one meetings, and vast networking opportunities with leading medtech investors, strategics, and industry insiders.

About Facible
Facible is a mission-driven biodiagnostic technology company at the forefront of the diagnostic revolution. Founded on the belief that current testing technologies are insufficient, Facible is helping people of all communities understand and optimize their health with a new hospital-grade point of care testing platform that offers speed, accessibility, and accuracy. Facible’s proprietary Quantum-Logic Aptamer Analyte Detection (Q-LAAD) technology uses fluorogenic-logic aptamers to signal the presence of a target molecule, ion, or protein. Q-LAAD provides healthcare providers with near instantaneous results, while giving patients necessary clarity, answers, and accessibility about their health and wellness before leaving the hospital, clinic, urgent care, or doctor’s office.

Facible is considering an offering of securities exempt from registration under the Securities Act of 1933, but has not determined a specific exemption from registration it intends to rely on for the subsequent offer and sale of the securities.  No money or other consideration is being solicited, and if sent in response, will not be accepted.  No offer to buy the securities can be accepted and no part of the purchase price can be received until Facible determines the exemption under which the offering is intended to be conducted and, where applicable, the filing, disclosure, or qualification requirements of such exemption are met.  A person's indication of interest involves no obligation or commitment of any kind.

About Medical Funding Professionals
Medical Funding Professionals is a registered investment advisor firm providing capital and cash flow planning solutions to the medical industry, including life sciences, biotech, medtech, and pharmaceutical sectors. Their Capital Planning Valuation Strategy™ (CPVS) ensures founders and key executives maintain control of their companies as they raise capital and grow. Medical Funding Professionals compliments its advisory services by providing further guidance on how to utilize the updated private company exemptions such as 506c for accredited investors and Reg A+ which allows a company to raise up to $75M from both accredited and non-accredited every 12 months.

  Regulation A + Disclaimer This communication may be deemed to be a solicitation of interest under Regulation A under the Securities Act of 1933, in which case the following apply:

No money or other consideration is being solicited, and if sent in response, will not be accepted;

No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is qualified, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind at any time before notice of its acceptance given after the qualification date;

A person’s indication of interest involves no obligation or commitment of any kind; and

An offering statement, which could include a preliminary offering circular, has not yet been filed with the SEC.

All the Best!

s/ Stephen Brock

CAPITAL PLANNING AND CASH FLOW SOLUTIONS FOR THE HEALTHCARE INDUSTRY

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